Exhibit 99.1

28 January 2005

Mitchells & Butlers plc

Transaction in Own Shares

Mitchells & Butlers plc announces that on 28 January 2005 it purchased 470,000 of its ordinary shares at a price of 324.0245 pence per ordinary share. 235,000 of these shares will be held as treasury shares and 235,000 shares will be cancelled.

The total number of Mitchells & Butlers shares in issue (after cancellation of 235,000 shares and excluding treasury shares) is 519,795,676. Following the above purchase, Mitchells & Butlers plc holds 1,968,364 ordinary shares as treasury shares.

It is intended that the shares held as treasury shares will be used to meet obligations of Mitchells & Butlers under employee share option schemes.